As filed with the Securities and Exchange Commission on May 26, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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DELMARVA POWER & LIGHT COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE AND VIRGINIA   **51-0084283**

(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification Number)

800 King Street
P.O. Box 231
Wilmington, DE 19899
(202) 872-2000

(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

ELLEN SHERIFF ROGERS
Secretary
Delmarva Power & Light Company
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-2000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

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Copy to:

D. MICHAEL LEFEVER
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 662-6000

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Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Debt Securities	$150,000,000	$19,005

(1)   Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and exclusive of accrued interest, if any. The proposed maximum initial offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities. If any securities are issued at an original issue discount, then the aggregate initial offering price as so discounted shall not exceed $150,000,000 notwithstanding that the stated principal amount of such securities may exceed such amount.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED MAY 26, 2004


PROSPECTUS


$150,000,000

Delmarva Power & Light Company

Debt Securities

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By this prospectus, we may offer the debt securities from time to time in one or more series at a fixed public offering price or at varying prices determined at the time of sale. The aggregate offering price of the debt securities that we may offer under this prospectus will not exceed $150,000,000. We will provide you with specific information about the offering and the terms of the debt securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.


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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


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The date of this prospectus is   , 2004.


TABLE OF CONTENTS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and the accompanying prospectus supplement is accurate only as of the date on the accompanying prospectus supplement and that any information contained in a document incorporated by reference is accurate only as of the date of that incorporated document.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell the debt securities described in this prospectus in one or more offerings up to a total amount of $150,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

For more detailed information about the debt securities, you can also read the exhibits to the registration statement. The exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

In this prospectus, unless the context indicates otherwise, the words "DPL," "the company," "we," "our," "ours" and "us" refer to Delmarva Power & Light Company and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained and incorporated by reference herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results to differ materially from those contained in forward-looking statements:

- prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of facilities, recovery of purchased power expenses and present or prospective wholesale and retail competition;

- changes in and compliance with environmental and safety laws and policies;

- weather conditions;

- population growth rates and demographic patterns;

- competition for retail customers;

- general economic conditions, including potential negative impacts resulting from an economic downturn;

- growth in demand, sales and capacity to fulfill demand;

- changes in tax rates or policies or in rates of inflation;

- changes in project costs;

- unanticipated changes in operating expenses and capital expenditures;

- our ability to obtain funding in the capital markets on favorable terms;

- restrictions imposed by the Public Utility Holding Company Act of 1935, or PUHCA;

- legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability;

- pace of entry into new markets;

- volatility in market demand and prices for energy, capacity and fuel;

- interest rate fluctuations and credit market concerns; and

- effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The foregoing review of factors should not be construed as exhaustive.

DELMARVA POWER & LIGHT COMPANY

We are a public utility company engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and gas supply and distribution in northern Delaware. Our electricity distribution service territory covers approximately 6,000 square miles and has a population of approximately 1.25 million. Our natural gas distribution service territory covers approximately 275 square miles and has a population of approximately 523,000.

Under a settlement approved by the Maryland Public Service Commission, or the MPSC, we are required to provide default electricity supply, known as standard offer service or SOS, to non-residential customers in Maryland until May 2004 and to residential customers in Maryland until July 2004. Under a settlement approved by the Delaware Public Service Commission, or the DPSC, we are required to provide default electricity supply, known as provider of last resort or POLR supply, to customers in Delaware until May 2006.

Under amendments to the Virginia Electric Utility Restructuring Act implemented in March 2004, we are obligated to offer POLR service to customers in Virginia until December 31, 2010 at rates that have been frozen. However, we can propose two changes in base rates - one prior to July 1, 2007 and another between July 1, 2007 and December 31, 2010. Additionally, rates may be increased to reflect increased purchased power costs, increased taxes or increased costs to comply with environmental or reliability requirements. We are also required to provide POLR service to customers in Virginia after the rate freeze ends until relieved of that obligation by the Virginia State Corporation Commission on terms that have not yet been determined.

We are paid for SOS and POLR supply at fixed rates established in the respective regulatory settlements. We are paid tariff delivery rates approved by the applicable state commission for the electricity that we deliver over our distribution facilities to SOS and POLR customers and to users in our service territory who have selected a competitive energy supplier.

We obtain all of the energy and capacity needed to fulfill our fixed-rate SOS and POLR obligations under a supply agreement with our affiliate Conectiv Energy Supply, Inc., or CESI. The term of the supply agreement coincides with our obligations to provide POLR and SOS supply with the exception that, after December 31, 2004, either party can terminate the portion of the obligation attributable to service to Virginia customers on 30 days notice to the other. The price that we pay CESI for power purchased under the supply agreement is equal to the rates that we charge our SOS and DPL customers for power supply. Thus, we do not make any profit or incur any loss on the supply component of the SOS and POLR power that we currently deliver.

In April 2003, the MPSC approved a settlement to extend our obligation to provide SOS in Maryland. Under the settlement, we will continue to provide SOS supply at market prices after the existing fixed SOS supply rate expires in July 2004 for periods of four additional years for residential and small commercial customers, for two additional years for medium-sized commercial customers and for one additional year for large commercial customers. In accordance with the settlement, we will purchase the power supply required to satisfy our market rate SOS obligation from one or more wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved by the MPSC. The settlement provides for us to recover from our SOS customers the costs associated with the acquisition of the SOS supply plus an average margin of $0.002 per kilowatt hour.

The DPSC has not determined what POLR obligations we will have after expiration of our current POLR obligations in Delaware.

We also provide regulated natural gas supply and distribution service to customers in our gas service territory. Large and medium volume commercial and industrial gas customers may purchase gas either from us or from other suppliers. We use our gas distribution facilities to transport gas for customers that choose to purchase gas from other suppliers. These customers pay us distribution service rates approved by the DPSC. We purchase gas supplies for resale to our sales service customers from marketers and producers through a combination of next day delivery arrangements and long-term agreements.

We are an indirect, wholly owned subsidiary of Pepco Holdings, Inc., or PHI, and a direct, wholly owned subsidiary of Conectiv, each of which is a registered holding company under PUHCA. PHI's other subsidiaries include Potomac Electric Power Company and Atlantic City Electric Company. PHI is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our Board of Directors and many of our executive officers are executive officers of PHI.

Our headquarters are located at 800 King Street, P.O. Box 231, Wilmington, DE 19899, and our telephone number is (202) 872-2000.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes, which may include the repayment of debt or the redemption of securities.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for the three months ended March 31, 2004 and for each year in the five-year period ended December 31, 2003.

	Three Months Ended March 31, 2004	Twelve Months Ended December 31,				
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	4.93	3.11	2.61	5.39	3.47	3.65

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense (which includes distributions on Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust (the "Trust Preferred") subsequent to the implementation of Statement of Financial Accounting Standards No. 150 on July 1, 2003), interest factor in rentals and, prior to the implementation of SFAS 150, distributions on the Trust Preferred, less subsidiary capitalized interest.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer pursuant to this prospectus. The particular terms of any debt securities and the extent, if any, to which these general provisions will not apply to such debt securities will be described in the prospectus supplement relating to the debt securities.

The debt securities will be issued in one or more series under the indenture, dated as of November 1, 1988, between us and JPMorgan Chase Bank, successor to Manufacturers Hanover Trust Company, as trustee. In this prospectus we refer to this indenture as the note indenture, and we refer to the trustee under the note indenture as the note trustee. The statements below are summaries of the material terms of the note indenture. In addition to this summary, you are urged to review the note indenture, which is incorporated by reference as an exhibit to the registration statement under which the debt securities are registered.

General

Unless the relevant prospectus supplement indicates otherwise, the debt securities will mature on any day from 9 months to 40 years from the original issue date. Each debt security will bear interest at either fixed rates or floating rates. The relevant prospectus supplement, or the pricing supplement described in the prospectus supplement, will set forth the following terms of the debt securities:

- the purchase price, or a statement that the debt securities are being offered by an agent as principal at varying market prices;

- the original issue date;

- the stated maturity date;

- if fixed rate notes, the rate per annum at which such notes will bear interest;

- if floating rate notes, the interest rate formula and other variable terms;

- the date or dates from which any such interest shall accrue;

- the terms for redemption, if any; and

- any other terms of such debt securities not inconsistent with the note indenture.

The note indenture does not contain any covenants or other provisions that specifically are intended to afford holders of the debt securities special protection in the event of a highly leveraged transaction.

No Sinking Fund

The debt securities will not be subject to any sinking fund.

Unsecured Obligations

The debt securities will be unsecured and will rank pari passu with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2004, we had $126.0 million in aggregate principal amount of debt securities outstanding under the note indenture (not including the debt securities offered hereby), $241.7 million in aggregate principal amount of other unsecured and unsubordinated indebtedness outstanding (consisting of $241.7 million of unsecured tax-exempt bonds), and $187.2 million in aggregate principal amount of secured debt outstanding. The terms of the debt securities will not restrict us from incurring more secured debt.

Book-Entry Notes

We may issue the debt securities of any series in the form of one or more fully-registered debt securities (which we refer to as a book-entry note) which will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. Except as set forth below, the book-entry note may not be transferred except as a whole:

- by the depositary to a nominee of the depositary;

- by a nominee of the depositary to the depositary;

- by a nominee of the depositary to another nominee of the depositary; or

- by the depositary or any nominee to a successor of the depositary or a nominee of such successor.

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a book-entry note in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a book-entry note will be limited to participants that have accounts with the depositary for such book-entry note or persons that may hold interests through participants. Upon the issuance of a book-entry note, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such book-entry note to the accounts of participants. The accounts to be credited will be designated by the agents for such debt securities, or by us if we offer and sell such notes directly.

Ownership of beneficial interests in a book-entry note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants or persons that may hold interests through participants. The laws of some states require that some purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a book-entry note.

So long as the depositary or its nominee is the registered owner of a book-entry note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such book-entry note for all purposes under the note indenture. Except as provided below, owners of beneficial interests in a book-entry note will not be entitled to have debt securities represented by a book-entry note registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the owners or holders thereof under the note indenture. Accordingly, each person owning a beneficial interest in a book entry note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the note indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a book entry note desires to give or take any action allowed under the note indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Principal, premium, if any, and interest payments on debt securities represented by a book-entry note will be made to the depositary or its nominee as the registered owner of the book-entry note. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a book-entry note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal, premium, if any, or interest in respect of a book-entry note, will credit promptly the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such book-entry note as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a book-entry note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any debt securities represented by a book-entry note is at any time unwilling or unable to continue as depositary, or it ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed by us within 90 days, we will issue debt securities in certificated form in exchange for the relevant book-entry note. In addition, we may at any time determine not to have debt securities represented by one or more book-entry notes, and, in such event, will issue debt securities in certificated form in exchange for the book-entry note or notes representing such debt securities. Further, if we so specify with respect to a book-entry note, an owner of a beneficial interest in such book-entry note may, on terms acceptable to us and the depositary, receive debt securities in certified form. Any debt securities issued in certificated form in exchange for a book-entry note will be registered in such name or names that the depositary, pursuant to instructions from its direct or indirect participants or otherwise, gives to the trustee.

Registration and Transfer

The debt securities will be issued only in fully registered certificated or book-entry form without coupons and, except as may otherwise be provided in the applicable prospectus supplement or pricing supplement, in denominations of $1,000 or any multiple thereof.

If debt securities are issued in certificated form, the transfer of the debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the note trustee. We may change the place for registration of transfer and exchange of the debt securities and designate additional places for registration of transfer and exchange. (Note Indenture, Sections 305 and 602)

No service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the debt securities of any series during the 15 days prior to the date of mailing notice of redemption of any debt securities of that series or any debt security that is selected for redemption. (Note Indenture, Section 305)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a special record date selected by the note trustee that is (a) no less than 10 nor more than 15 days before the date established by us for the proposed payment of such defaulted interest and no less than 10 days after we provide the note trustee with notice of the proposed payment or (b) in any other manner permitted by any securities exchange on which the debt security may be listed, if the note trustee finds it practicable. (Note Indenture, Section 307)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the debt securities will be payable at the office of the paying agent designated by us. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the note trustee in the Borough of Manhattan, City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Note Indenture, Section 602)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment. (Note Indenture, Section 603)

Defeasance and Discharge

The note indenture provides that we will be deemed to have paid, and our entire indebtedness will be deemed to have been satisfied and discharged with respect to, any debt security or any portion of the principal amount thereof prior to maturity if:

- we irrevocably deposit in trust with the note trustee:

  - money,

  - government obligations (as defined in the note indenture, which generally means (a) direct obligations of, or obligations unconditionally guaranteed by, the United States and (b) certificates, depositary receipts or other instruments evidencing a direct ownership interest in obligations described in clause (a) above or in any specific interest or principal payments due in respect thereof) that do not contain provisions permitting the redemption or other prepayment of such government obligations at the option of the issuer thereof, the principal and interest on which when due, without any regard to reinvestment of such government obligations, will provide monies, or

- a combination of money or governmental obligations

which will be sufficient to pay when due the principal of, any premium and interest on such debt securities or portions thereof; and

- we deliver to the note trustee:

  - a written order stating that the money and government obligations deposited with the note trustee are to be held in trust;

  - if government obligations are deposited with the note trustee, an opinion of an independent public accountant to the effect that the requirements for government obligations described above have been satisfied and an opinion of counsel stating that all conditions precedent to the defeasance have been complied with; and

  - an opinion of counsel

    - to the effect that the deposit and the defeasance will not (i) be deemed to be, or result in, a taxable event for the holders of the affected debt securities for federal income tax purposes or (ii) result in a material change in the amount of federal income tax or in the manner or the time of its payment for the holders of the affected debt securities, unless the holders of the affected debt securities have consented to the change; and

    - as to any other matters related to taxation specified in the particular debt securities being defeased.

(Note Indenture, Section 701)

Consolidation, Merger and Sale of Assets

The note indenture provides that we may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

(i) the successor corporation or the entity that acquires or leases our properties and assets substantially as an entirety is organized and existing under the laws of the United States, a state of the United States or the District of Columbia and expressly assumes our payment obligations on all outstanding debt securities and all of our obligations under the note indenture;

(ii) immediately after giving effect to the transaction, and treating any indebtedness for borrowed money which becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no Event of Default under the note indenture and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iii) we have delivered to the note trustee an officer's certificate and an opinion of counsel to the effect that the transaction complies with the note indenture.

(Note Indenture, Section 1101)

Upon any consolidation or merger, or any conveyance, transfer or lease of our properties and assets substantially as an entirety to any other entity as described above, the successor corporation or the entity to which such conveyance, transfer or lease is made will succeed to, and be substituted for, us under the note indenture, and may exercise every right and power of ours under the note indenture, and, except in the case of a lease, we will be relieved of all obligations and covenants under the note indenture and the outstanding debt securities. (Note Indenture, Section 1102)

Although there is a limited body of case law interpreting the phrase "substantially as an entirety," there is no precise established definition of the phrase under applicable law. As a result of this uncertainty:

(i)   there could be a disagreement between us and the holders of debt securities over whether, as a condition to a conveyance, transfer or lease of our properties and assets, the successor entity is required to assume our obligations under the note indenture and, consequently, whether a failure to assume such obligations would result in an Event of Default under the note indenture;

(ii)   in the event that the holders of debt securities attempt to declare an Event of Default and exercise their acceleration rights under the note indenture in such circumstances and we contest such action, there can be no assurance as to how a court interpreting applicable law would interpret the phrase "substantially as an entirety;" and

(iii)   it may be difficult for holders of debt securities to declare an Event of Default and exercise their acceleration rights.

Event of Default

The term "Event of Default," when used in the note indenture with respect to any series of debt securities issued thereunder, means any of the following:

(i)   failure to pay interest on the debt securities of such series within 30 days after it is due;

(ii)   failure to pay the principal of or any premium on the debt securities of such series within three business days after it is due;

(iii)   failure to perform or breach of any other covenant or warranty in the note indenture, other than a covenant or warranty that does not relate to such series of debt securities, that continues for 90 days after we have been given written notice by the note trustee, or we and the note trustee have been given written notice by the holders of at least 25% in aggregate principal amount of the debt securities of such series;

(iv)   default under any bond, debenture, note or other evidence of our indebtedness for money borrowed by us (including debt securities of another series) or under any mortgage, indenture or other instrument under which we may issue indebtedness or by which we may secure or evidence indebtedness for borrowed money (including the note indenture), which default (a) constitutes a failure to make any payment in excess of $5,000,000 of the principal of, or interest on, such indebtedness when due and payable after the expiration of any applicable grace period or (b) results in indebtedness in an amount in excess of $10,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such payment being made, such indebtedness being discharged or such acceleration being rescinded or annulled, as the case may be, within 90 days after we have been given written notice from the note trustee, or we and the note trustee have been given written notice from the holders of at least 25% in aggregate principal amount of the debt securities of that series;

(v)   events relating to our bankruptcy, insolvency or reorganization specified in the note indenture; or

(vi)   any other Event of Default specified with respect to the debt securities of such series.

(Note Indenture, Section 801)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the note indenture. The note trustee is required to give the holders of debt securities written notice of any default known to the note trustee within 90 days after the occurrence unless such default is cured and waived. The note trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, any premium, or interest, if the note trustee in good faith determines the withholding of notice to be in the interests of the holders. In the case of a default under clause (iii) above, no notice to the holders of the affected debt securities may be given until at least 30 days after the occurrence of the default. (Note Indenture, Sections 802 and 902)

Remedies

If an Event of Default under the note indenture with respect to any series of debt securities occurs and continues, the note trustee or the holders of at least 33% in aggregate principal amount of all the debt securities of the series may declare the principal amount of all the debt securities of that series to be due and payable immediately. If an Event of Default under the note indenture with respect to more than one series of debt securities occurs and continues, the note trustee or the holders of at least 33% in aggregate principal amount of all series in respect of which an Event of Default under the note indenture shall have occurred and be continuing, considered as one class, may declare the payment of the principal amount of all the debt securities of the affected series to be immediately due and payable. (Note Indenture, Section 802)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (Note Indenture, Section 802)

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of such series may rescind and annul the declaration and its consequences if:

(i)   we have paid or deposited with the note trustee a sum sufficient to pay:

        (a)   all overdue interest on all debt securities of that series;

        (b)   the principal of and premium, if any, on any debt securities of that series which have become due otherwise than by declaration of acceleration and interest thereon at the prescribed rates set forth in such debt securities;

        (c)   interest on overdue interest (to the extent allowed by law) at the prescribed rates set forth in such debt securities; and

        (d)   all amounts due to the note trustee under the note indenture; and

(ii)   any other Event of Default under the note indenture with respect to the debt securities of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the note indenture.

(Note Indenture, Section 802)

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of such series, waive any past default under the note indenture with respect to that series and its consequences, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the note indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected (see "Modification and Waiver" below). (Note Indenture, Section 813)

The note trustee is not obligated to exercise any of its rights or powers under the note indenture at the request or direction of any of the holders, unless the holders offer the note trustee reasonable security or indemnity. (Note Indenture, Section 903) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities, and if more than one series is affected, the holders of a majority in principal amount of all affected series, considered as one class, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the note trustee or exercising any trust or power conferred upon the note trustee. The note trustee is not obligated to comply with directions that conflict with law or other provisions of the note indenture or that would involve the note trustee in personal liability in circumstances where the indemnity would not, in the note trustee's sole discretion, be adequate. The note trustee may take any other action that it deems proper and is not inconsistent with such direction. (Note Indenture, Section 812)

No holder of debt securities of any series will have any right to institute any proceeding under the note indenture, for the appointment of a receiver or trustee, or for any remedy under the note indenture, unless:

(i)   the holder has previously given to the note trustee written notice of a continuing Event of Default with respect to debt securities of such series;

(ii)   the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default has occurred and is continuing, considered as one class, have made a written request to the note trustee, and have offered reasonable indemnity to the note trustee, to institute proceedings in its own name as trustee under the note indenture;

(iii)   the note trustee has failed to institute a proceeding for 60 days after receipt of the notice, request and offer of indemnity; and

(iv)   no direction inconsistent with such written request has been given to the note trustee during such 60-day period by the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default has occurred and is continuing, considered as one class.

In addition, no holder of debt securities has any right under the note indenture to affect, disturb or prejudice the rights of any other holder of debt securities or to obtain or seek to obtain priority or preference over any other holders. However, these limitations do not apply to a suit by a holder of a debt security to enforce payment of the principal, premium, if any, or interest on the debt security on or after the applicable due date. (Note Indenture, Sections 807 and 808)

We will provide to the note trustee an annual statement by an appropriate officer as to our compliance with all obligations under the note indenture. (Note Indenture, Section 608)

Modification and Waiver

Without the consent of any holder of debt securities, we and the note trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)   o evidence the assumption by any permitted successor of our covenants in the note indenture and in the debt securities;

(ii)   to add to our covenants for the benefit of the holders of all or any series of debt securities or any tranche thereof or to surrender any of our rights or powers under the note indenture;

(iii)   to add any additional Event of Default with respect to all or any series of debt securities;

(iv)   to change or eliminate any provision in the note indenture; provided, however, that if such change or elimination materially and adversely affects the interests of the holders of the debt securities of any series or tranche, such change or elimination will become effective with respect to such series or tranche only when no debt securities of the affected series or tranche remains outstanding under the note indenture;

(v)   to provide collateral security for the debt securities;

(vi)   to establish the form or terms of debt securities of any series as permitted by the note indenture;

(vii)   to evidence and provide for the acceptance of appointment of a separate or successor note trustee and to add to or change any of the provisions of the note indenture as are necessary to provide for or facilitate the administration of the trusts under the note indenture by more than one note trustee;

(viii)   to provide procedures required to permit us to use a non-certificated system of registration for the debt securities; or

(ix)   to cure any ambiguity, inconsistency or defect in the note indenture or to make any other provisions with respect to matters and questions arising under the note indenture; provided that such action or other provisions do not adversely affect the interests of the holders of debt securities of any series in any material respect.

(Note Indenture, Section 1201)

The consent of the holders of at least a majority in aggregate principal amount of the debt securities of all series, or all tranches of a series, affected by a modification to the note indenture, considered as one class, is required for all other modifications to the note indenture. However, no such amendment or modification may, without the consent of the holder of each outstanding debt security affected thereby:

(i)   change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security, its rate of interest or any premium payable upon redemption, or modify the method of calculating the interest rate, or change the currency in which any debt security is payable or the place of payment of the principal of or interest on any debt security, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security;

(ii)   reduce the percentage in principal amount of the outstanding debt securities the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the note indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting of debt security holders;

(iii)   change our obligation to maintain an office or agency in each place of payment for the debt securities; or

(iv)   modify some of the provisions of the note indenture relating to the required percentage of holders necessary to enter into supplemental indentures, waive some covenants and waive past defaults with respect to the debt securities of any series, except to increase the percentages or to provide that other provisions of the note indenture cannot be modified or waived without the consent of each holder.

(Note Indenture, Section 1202)

A supplemental indenture which changes or eliminates any covenant or other provision of the note indenture that was expressly included solely for the benefit of one or more particular series of debt securities or tranches, or modifies the rights of the holders of debt securities of such series or tranches with respect to such covenant or other provision, will not affect the rights under the note indenture of the holders of the debt securities of any other series or tranches. (Note Indenture, Section 1202)

If any provision of the note indenture limits, qualifies or conflicts with another provision of the note indenture that is required by the Trust Indenture Act to be included in the note indenture, the required provision will control. (Note Indenture, Section 108)

The note indenture provides that debt securities owned by us, or anyone else required to make payment on the debt securities, or any of our or their affiliates, shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request, demand, authorization, direction, notice, waiver or consent. (Note Indenture, Section 101)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt security and the holder of every debt security issued upon the registration of, transfer of, in exchange for or in lieu of that debt security in respect of anything done, omitted or suffered to be done by the note trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Note Indenture, Section 104)

Removal or Resignation of the Note Trustee

The note trustee may resign at any time with respect to any series of debt securities by giving written notice to us. If the note trustee has or acquires any conflicting interest as defined in Section 310(b) of the Trust Indenture Act, within 90 days the note trustee generally must either eliminate the conflicting interest or resign. The holders of a majority in principal amount of any series of debt securities may remove the note trustee with respect to the debt securities of that series at any time by giving written notice to us and the note trustee. No resignation or removal of a note trustee and no appointment of a successor note trustee will be effective until the acceptance of appointment by a successor note trustee. If at any time:

- the note trustee has or acquires any conflicting interest and does not eliminate the conflicting interest or resign in accordance the procedures described above after a written request by us or any holder of a debt security who has been a bona fide holder for six months;

- ceases to satisfy the eligibility requirements for a note trustee under the note indenture and fails to resign after written request by us or any such bona fide holder; or

- becomes incapable of acting or is adjudged bankrupt or insolvent or a receiver is appointed or any public officer takes charge of the note trustee or its property for the purpose of rehabilitation, conservation or liquidation,

then we may remove the note trustee with respect to all of the debt securities or any such bona fide holder may, in accordance with the note indenture, petition a court to remove the note trustee with respect to all of the debt securities and appoint a successor note trustee.

(Note Indenture, Sections 908 and 910)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for the debt securities. (Note Indenture, Section 106)

Title

We, the note trustee and any agent of us or the note trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Note Indenture, Section 308)

Governing Law

The note indenture and the debt securities are governed by, and construed in accordance with, the laws of the State of New York. (Note Indenture, Section 113)

Information About the Note Trustee

JPMorgan Chase Bank acts as trustee under the note indenture. In addition, JPMorgan Chase Bank acts, and may act, as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and conduct other banking transactions with JPMorgan Chase Bank in the ordinary course of our business.

PLAN OF DISTRIBUTION

We may sell the debt securities offered by this prospectus directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

- the terms of the offering of the debt securities;

- the proceeds we will receive from such a sale;

- any underwriting discounts, sales commissions and other items constituting underwriters' compensation;

- any initial public offering price;

- any commissions payable to agents;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchanges on which we may list the debt securities.

We may distribute the debt securities from time to time in one or more transactions at:

- a fixed price;

- prices that may be changed;

- market prices at the time of sale;

- prices related to prevailing market prices; and

- negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to a series of the debt securities, we will set forth in the relevant prospectus supplement:

- the name of the managing underwriter, if any;

- the name of any other underwriters; and

- the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any debt securities for their own accounts and they may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any debt securities will:

- entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

- subject the obligations of the underwriters to certain conditions precedent; and

- obligate the underwriters to purchase all debt securities offered in a particular offering if any such debt securities are purchased.

In connection with an offering of the debt securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, underwriters may:

- overallot in connection with the offering, creating a short position;

- bid for, and purchase, the debt securities in the open market to cover short positions;

- bid for, and purchase, the debt securities in the open market to stabilize the price of the debt securities; and

- reclaim selling concessions allowed for distributing the debt securities in the offering if the underwriter repurchases previously distributed debt securities in covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time. No assurance can be given as to the liquidity of any trading market for the debt securities.

If we use a dealer in an offering of the debt securities, we will sell such debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

If we use an agent in an offering of the debt securities, we will name the agent and describe the terms of the agency in the relevant prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.

Any underwriters, agents or dealers participating in the distribution of the debt securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them on the sale or resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may indemnify them against some civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase the debt securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.

The debt securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.

We will set forth in the relevant prospectus supplement the anticipated delivery date of the debt securities and the prospectus delivery obligations of dealers.

LEGAL MATTERS

The legality and binding nature of the debt securities and other legal matters relating to the issuance and sale of the debt securities offered hereby will be passed upon for us by Kirk Emge, Esq., our General Counsel.

EXPERTS

The financial statements incorporated in this prospectus by reference to Delmarva Power & Light Company's Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at *http://www.sec.gov*. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act. It does not contain all of the information that is important to you. You should read the registration statement for further information about us and the debt securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC and any future filing that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of our registration statement and after the date of effectiveness until the offer of the debt securities is terminated.

- our amended Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on March 31, 2004 (File No. 1-01405); and

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 7, 2004 (File No. 1-01405).

If you make a written or oral request for copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Delmarva Power & Light Company, 701 Ninth Street, N.W., Washington, D.C. 20068, attention: Corporate Secretary. Our telephone number is (202) 872-2900.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an estimate of the approximate amount of DPL's fees and expenses (other than underwriting discounts and commissions) in connection with the issuance of the debt securities:

Registration fee	$ 19,005*
Fees of rating agencies	160,000
Printing	40,000
Accounting fees	50,000
Legal fees	125,000
Trustee's fees and expenses	20,000
Blue sky expenses	10,000
Miscellaneous, including traveling, telephone copying, shipping and other out-of-pocket expenses	25,000
Total	$449,005

* All items are estimated except the registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (i) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

A corporation also is permitted under the DGCL to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines that, despite the adjudication of liability, the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

Under the DGCL, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Under Section 13.1-697 of the Virginia Stock Corporation Act, or the VSCA, a Virginia corporation may indemnify a director or a former director made a party to any proceeding if the director acted in good faith and (i) he believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation or, in the case of other conduct, that his conduct was at least not opposed to the best interests of the corporation, or (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with (i) a proceeding by or in the right of the corporation in which the director was found liable to the corporation or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received. Indemnification permitted under this section of the VSCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Under Section 13.1-698 of the VSCA, unless limited by its Articles of Incorporation, a corporation must indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Under Section 13.1-700.1 of the VSCA, a court of appropriate jurisdiction, upon the application of a director, shall order a corporation to advance or reimburse expenses or provide indemnification if the court determines that the director is so entitled. With respect to a proceeding by or in the right of the corporation, a court may order indemnification of the director to the extent of his reasonable expenses even though he was adjudged liable to the corporation.

Under Section 13.1-699 of the VSCA, a corporation may advance reasonable expenses to a director made a party to a proceeding if (i) the director furnishes a written statement of his good faith belief that he has met the standard of conduct necessary to obtain indemnification, (ii) the director furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet that standard of conduct and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification. Under Section 13.1-702, a corporation may indemnify an officer, employee or agent of a corporation to the same extent as a director. Under Section 13.1-704, a corporation may provide indemnification in addition to that provided by statute if authorized by its Articles of Incorporation, a by-law made by the shareholders, or any resolution adopted by the shareholders, except indemnification against willful misconduct or a knowing violation of the criminal law.

The By-Laws of DPL provide that DPL shall indemnify its directors and officers, its former directors and officers, and any person serving at the request of DPL as a director or officer of another entity, and may indemnify its employees or other agents, to the fullest extent permitted by law. DPL's By-Laws also permit DPL to secure insurance on behalf of any person who is or was a director, officer, employee or agent of DPL, or is or was serving at the request of DPL as a director, officer, employee or agent of another entity, for any liability asserted against such person in any such capacity, regardless of whether DPL would have the power to indemnify him or her against such liability under the DGCL.

DPL is a wholly owned subsidiary of Pepco Holdings, Inc. To the extent that any officer or director of DPL is determined to be serving in such capacity at the direction of Pepco Holdings, Inc., such person may be entitled to indemnification under the DGCL and/or the Certificate of Incorporation of Pepco Holdings, Inc.

ITEM 16. EXHIBITS.

*	1.01	Form of Underwriting Agreement relating to Debt Securities
*	4.01	Form of Debt Securities
	4.02	Indenture, dated as of November 1, 1988, between DPL and JPMorgan Chase Bank (successor to Manufacturers Hanover Trust Company), as Trustee, with respect to the Debt Securities (Filed as Exhibit 4-G to DPL's Registration Statement No. 333-46892 dated April 1, 1992 and incorporated by reference herein)
**	5.01	Opinion of Kirk Emge, Esq.
	12.01	Statement of computation of ratio of earnings to fixed charges (Filed as Exhibit 12.3 to DPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-01405) and incorporated by reference herein)
**	23.01	Consent of Independent Registered Public Accounting Firm
**	23.02	Consent of Kirk Emge, Esq. (included in Exhibit 5.01)
**	25.01	Form T-1 Statement of Eligibility of JPMorgan Chase Bank to act as Trustee under the Note Indenture

> * To be filed as an exhibit to a subsequent Current Report on Form 8-K.
>
> ** Filed herewith.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

   (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and that the security rating requirement under Transaction Requirement B.2 for the debt securities being registered on this form will be met by the time of the sale, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on the 26th day of May, 2004.

DELMARVA POWER & LIGHT COMPANY

By: /s/ T. S. SHAW
      Thomas S. Shaw
      President, Chief Executive Officer and Director

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ T. S. SHAW Thomas S. Shaw	President, Chief Executive Officer and Director (principal executive officer)	May 26, 2004
/s/ JOSEPH M. RIGBY Joseph M. Rigby	Senior Vice President, Chief Financial Officer and Director (principal financial officer)	May 26, 2004
/s/ J. P. LAVIN James P. Lavin	Vice President and Controller (principal accounting officer)	May 26, 2004
/s/ D. R. WRAASE Dennis R. Wraase	Director	May 26, 2004
/s/ WILLIAM T. TORGERSON William T. Torgerson	Director	May 26, 2004
/s/ A. W. WILLIAMS Andrew W. Williams	Director	May 26, 2004